FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September 2007
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

GOLD FIELDS LIMITED
(Incorporated in the Republic of South Africa)
Registration No. 1968/004880/06
CANCELLATION OF LISTING OF ORDINARY SHARES
ON THE OFFICIAL LIST
Gold Fields Limited (“the Company”) has asked the UK Financial Services Authority to cancel the listing of the Company’s ordinary shares (“Ordinary Shares”) on the UK Official List. It is expected that the cancellation of the UK share listing will take effect at 8.00 a.m. (UK time) on Monday,
22 October 2007.
The Ordinary Shares have been listed on the UK Official List since 1 June 1969. Currently, shareholders holding 1,663,505 Ordinary Shares (equivalent to approximately 0.26% of the total issued share capital of the Company) appear on the Company’s UK register of members.
However, since listing in the UK, only a small amount of trading in the Ordinary Shares has been conducted on the London Stock Exchange (the “LSE”) and taking into account the high costs associated with being admitted to the UK Official List, it is considered that there is no longer significant benefit to the Company to maintain this listing.
Following cancellation of the listing and for as long as the Company maintains a UK register all matters relating to the Ordinary Shares will continue to be dealt with by the Company’s UK
Registrars, Capita Registrars and the company will continue to correspond with UK register shareholders in the same manner as currently, including matters relating to dividends and notices.
By Order of the Board
C Farrel
Secretary
19 September 2007
Registered Office
United Kingdom Registrars
24 St Andrews Road Capita Registrars
Parktown 2193 The Registry
South Africa 34 Beckenham Road
Beckenham
Kent BR3 4TU
United Kingdom Secretaries
St James’s Corporate Services Limited
6 St James’s Place
London SW1A 1NP

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 19 September 2007
GOLD FIELDS LIMITED
By:
Name:   Mr W J Jacobsz
Title:     Senior Vice President: Investor
             Relations and Corporate Affairs